-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 --------------
                                 (Rule 13d-101)

                               (Amendment No. 19)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

   Ordinary Shares of euro 0.55 par value each                  87927W10
         (Title of class of securities)                      (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                November 13, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)




                                  (Page 1 of 9)


-------------------------------------------------                    --------------------------------------------
CUSIP No.  87927W10                                      13D
------------------------------------------------                     --------------------------------------------

--------------------   ------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                       I.R.S. IDENTIFICATION NO.                        Not Applicable
                       PERSON OF ABOVE
--------------------   ------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                            (a)  [X]
                                                                                                    (b)  [ ]
--------------------   ------------------------------------------------------------------------------------------
3                      SEC USE ONLY
--------------------   ------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                   WC
--------------------   ------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                    [ ]
--------------------   ------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
--------------------   ------------------------------------------------------------------------------------------
NUMBER OF              7                       SOLE VOTING POWER:                         0
SHARES                 -------------------     ------------------------------------------------------------------
                       8                       SHARED VOTING POWER:                       1,457,015,823
BENEFICIALLY                                                                              (See Item 5)
OWNED BY               -------------------     ------------------------------------------------------------------
                       9                       SOLE DISPOSITIVE POWER:                    0
EACH
REPORTING              -------------------     ------------------------------------------------------------------
                       10                      SHARED DISPOSITIVE POWER:                  1,457,015,823
PERSON WITH                                                                               (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,457,015,823
                                                                                          (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:            [ ]
--------------------   ------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                14.16%
                                                                                          (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                              CO



                                    (Page 2)


-------------------------------------------------                    --------------------------------------------
CUSIP No. 87927W10                                       13D
------------------------------------------------                     --------------------------------------------

--------------------   ------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                       I.R.S. IDENTIFICATION NO.                        Not Applicable
                       OF ABOVE PERSON
--------------------   ------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                            (a)  [X]
                                                                                                    (b)  [ ]
--------------------   ------------------------------------------------------------------------------------------
3                      SEC USE ONLY
--------------------   ------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                  WC
--------------------   ------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                    [ ]
--------------------   ------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
--------------------   ------------------------------------------------------------------------------------------
NUMBER OF              7                       SOLE VOTING POWER:                         0
SHARES
                       --------------------     ------------------------------------------ ----------------------
BENEFICIALLY           8                       SHARED VOTING POWER:                       1,457,015,823
OWNED BY                                                                                  (See Item 5)
                       --------------------     ------------------------------------------ ----------------------
EACH                   9                       SOLE DISPOSITIVE POWER:                    0
REPORTING
                       --------------------     ------------------------------------------ ----------------------
PERSON WITH            10                      SHARED DISPOSITIVE POWER:                  1,457,015,823
--------------------   ------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,457,015,823
                                                                                          (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:            [ ]
--------------------   ------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                14.16%
                                                                                          (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                              CO




                                    (Page 3)


-------------------------------------------------                    --------------------------------------------
CUSIP No. 87927W10                                       13D
------------------------------------------------                     --------------------------------------------

--------------------   ------------------------------------------------------------------------------------------
1                      NAME OF REPORTING PERSON                         RAGIONE S.a.p.a. DI GILBERTO
                       I.R.S. IDENTIFICATION NO.                        BENETTON E C.
                       OF ABOVE PERSON                                  Not Applicable
--------------------   ------------------------------------------------------------------------------------------
2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                            (a)  [X]
                                                                                                    (b)  [ ]
--------------------   ------------------------------------------------------------------------------------------
3                      SEC USE ONLY
--------------------   ------------------------------------------------------------------------------------------
4                      SOURCE OF FUNDS:                                                  WC
--------------------   ------------------------------------------------------------------------------------------
5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEM 2(d) OR 2(e):                                                    [ ]
--------------------   ------------------------------------------------------------------------------------------
6                      CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
--------------------   ------------------------------------------------------------------------------------------
NUMBER OF              7                       SOLE VOTING POWER:                         0
SHARES
                       -------------------     ------------------------------------------------------------------
                       8                       SHARED VOTING POWER:                       1,457,015,823
BENEFICIALLY                                                                              (See Item 5)
OWNED BY               -------------------     ------------------------------------------------------------------
                       9                       SOLE DISPOSITIVE POWER:                    0
EACH
REPORTING              -------------------     ------------------------------------------------------------------
                       10                      SHARED DISPOSITIVE POWER:                  1,457,015,823
PERSON WITH                                                                                    (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
11                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,457,015,823
                                                                                          (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:            [ ]
--------------------   ------------------------------------------------------------------------------------------
13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                14.16%
                                                                                          (See Item 5)
--------------------   ------------------------------------------------------------------------------------------
14                     TYPE OF REPORTING PERSON:                              PN





                                    (Page 4)

         This Amendment No. 19 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 4.  Purpose of Transactions

         On November 13, 2003, a general shareholders' meeting of Olimpia approved an increase in Olimpia's capital of up to euro 770 million. Euro 700 million of the capital increase will be used to purchase approximately 295,000,000 Telecom Italia Shares on December 18, 2003 at a price per share of euro 2.37 (as a result of which, Olimpia's proportional holding of the total number of Telecom Italia Shares outstanding will increase from 14.16% to 17.02%). Such Telecom Italia Shares will be purchased from Mediobanca pursuant to an agreement entered into by Olimpia and Mediobanca on November 5, 2003. A copy of a press release issued by Olimpia concerning the capital increase and the proposed acquisition of Telecom Italia Shares is filed as Exhibit 43.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information contained in Item 4 above with respect to the agreement between Olimpia and Mediobanca is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

43.      Press release of Olimpia, dated as of November 13, 2003.



                                   (Page 5)

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

    43.         Press release of Olimpia, dated as of November 13, 2003.





                                    (Page 6)

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    November 20, 2003

                                         EDIZIONE HOLDING S.p.A.



                                         By:  /s/ Gianni Mion
                                              ---------------------------------
                                              Name:   Gianni Mion
                                              Title:  Chief Executive Officer




                                    (Page 7)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    November 20, 2003

                                            EDIZIONE FINANCE INTERNATIONAL S.A.


                                            By:  /s/ Gustave Stoffel
                                                 ------------------------------
                                                 Name:   Gustave Stoffel
                                                 Title:  Director





                                    (Page 8)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    November 20, 2003

                                                 RAGIONE S.a.p.a DI GILBERTO
                                                   BENETTON E C.


                                                 By:  /s/ Gilberto Benetton
                                                      -------------------------
                                                      Name:   Gilberto Benetton
                                                      Title:  Chairman





                                    (Page 9)